                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. ___)*

                               CSB Bancorp, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $6.25 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 126 28 R 107
--------------------------------------------------------------------------------
                                (CUSIP Number)

   Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 E. 9th St.,
                       Cleveland, OH 44114, 216-736-7215
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 4, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 126 28 R 107                                                       2

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard G. Elliott
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          122,100
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,900 (held jointly by Mr. Elliott and his mother)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          122,100
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,900 (held jointly by Mr. Elliott and his mother)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      126,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 126 28 R 107                                                       3


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ted W. DeHass
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------

                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,744
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,744
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,744
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 126 28 R 107                                                       4


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Don E. Sprankle
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------

      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,109.9552
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,156.9711 (held by Mr. Sprankle's wife)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,109.9552
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,156.9711 (held by Mr. Sprankle's wife)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,266.9263
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 126 28 R 107                                                       5

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jeffrey A. Robb, Sr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          100
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          100
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
------------------------------------------------------------------------------

      100
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.004%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 126 28 R 107                                                       6

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gloria J. Miller
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          12,812
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          12,812
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
------------------------------------------------------------------------------

      12,812
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 126 28 R 107                                                      7

------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Darwin L. Snyder
------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [X]

               (b) [_]
------------------------------------------------------------------------------
 3   SEC USE ONLY


------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*


------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT
     TO ITEMS 2(d) OR 2(e)
              [_]

------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES              16,967.2763
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             252.3922 (20.9218 held jointly by Mr. Snyder with
                          his daughter and 231.4704 held by his wife)
       EACH        -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER
    REPORTING
                          16,967.2763
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          252.3922 (20.9218 held jointly by Mr. Snyder with
                          his daughter and 231.4704 held by his wife)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    17,219.6685
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

               [_]
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.7%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 126 28 R 107                                                      8
------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Victor R. Snyder
------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [X]

               (b) [_]
------------------------------------------------------------------------------
 3   SEC USE ONLY


------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*


------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
              [_]

------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
------------------------------------------------------------------------------

     NUMBER OF       7    SOLE VOTING POWER

      SHARES              0
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY
                          70,894 (held jointly by Mr. Snyder with his wife)
       EACH        -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          70,894 (held jointly by Mr. Snyder with his wife)

------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    70,894
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN
    SHARES*
                [_]
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.7%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 126 28 R 107                                                         9

Item 1. Security and Issuer

This Schedule 13D relates to the common shares, $6.25 par value per share, of CSB Bancorp, Inc., an Ohio corporation. CSB is the parent bank holding company of The Commercial and Savings Bank of Millersburg, Ohio. CSB's principal executive offices are located at 6 West Jackson Street, Millersburg, Ohio 44654.

Item 2. Identity and Background

(a) This report is filed by Richard G. Elliott, Ted W. DeHass, Don E. Sprankle, Jeffery A. Robb, Sr., Gloria L. Miller, Darwin L. Snyder and Victor R. Snyder to report that they have formed The Committee of Concerned CSB Shareholders for a Better Bank. Messrs. Elliott, DeHass, Sprankle, Robb, D. Snyder, V. Snyder and Ms. Miller are sometimes referred to in this report as the Committee members. The Committee members formed the Committee because of the overwhelming dissatisfaction felt by CSB's shareholders with the bank's Board of Directors due to the steep decline in the value of their shares. See Item 4 below for additional information about the Committee.

(b) Mr. Elliott's home address is 11450 Fox Run Lane, Canfield, Ohio 44406. Mr. DeHass' home address is 6214 State Route 83, Millersburg, Ohio 44654. Mr. Sprankle's home address is 121 E. 20th Street, Dover, Ohio 44622. Mr. Robb's home address is 4700 Jaeger Lane, Thornville, Ohio 43023. Ms. Miller's home address is 179 Miller Drive, P.O. Box #170, Millersburg, Ohio 44654. Mr. Darwin Snyder's home address is 7274 Country Road 623, Millersburg, Ohio 44654. Mr. Victor Snyder's home address is 7734 State Route 39, Millersburg, Ohio 44654.

(c) Mr. Elliott is a self-employed stock broker. Mr. DeHass is President and Chief Executive Officer of Castle Nursing Homes, Inc. Castle Nursing Homes operates four nursing home facilities in central Ohio and is headquartered at 434 N. Washington Street, Millersburg, Ohio 44654. Mr. Sprankle is a print consultant to Schlabach Printers, located at 2881 State Route 93, Sugarcreek, Ohio 44681. Mr. Robb is the President of Robb Companies, Inc., a bank consulting company, P.O. Box 905, Millersport, Ohio 43046. Ms. Miller is a retired nurse. Mr. Darwin Snyder is President of Darwin Snyder Tire, located at 7274 Country Road 623, Millersburg, Ohio 44654. Mr. Victor Snyder owns Vic Snyder Oil, located at 7734 State Route 39, Millersburg, Ohio 44654. The Committee's mailing address is P.O. Box 170, Millersburg, Ohio 44654.

(d) During the last five years, none of the Committee Members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Committee Members was a party to a civil proceeding of a judicial or administrative body relating to violations of federal or state securities laws.

(f)  Each of the Committee Members is a citizen of the United States of America.

                                 SCHEDULE 13D

CUSIP No. 126 28 R 107                                                        10

Item 3.  Source and Amount of Funds or Other Consideration

This report is being filed as a result of the formation of The Committee of Concerned CSB Shareholders for a Better Bank and not to report the purchase of securities of CSB and, therefore, there is no material information to report with respect to the source and amount of funds or other consideration used or to be used in making purchases of CSB's stock.

Item 4.  Purpose of Transaction

We formed The Committee of Concerned CSB Shareholders for a Better Bank because of the overwhelming dissatisfaction with the Board of Directors of CSB felt by shareholders with whom we have met. The bank has experienced severe loan losses that forced CSB to enter into a written agreement with the Federal Reserve Bank of Cleveland and the Ohio Division of Financial Institutions last November requiring additional regulatory oversight of the bank's operations. Because of the bank's continued poor performance, the regulators have prohibited CSB from paying dividends to its shareholders for the last two quarters. Most recently, CSB announced that its loan levels and income continued to fall through the first quarter of this year. Over the past year we have watched as our stock lost almost half of its value while the Board and management floundered.

We have repeatedly requested information from CSB's management and lawyers to determine the extent of the bank's difficulties, including an independent assessment of the bank recently prepared by Young & Associates as required by the Federal Reserve and Division of Financial Institutions. We have also met with the bank's executive committee, but our efforts to affect positive change have been rebuffed. We hold the incumbent Board of Directors responsible for the bank's dismal performance and do not believe that the Board members that led the bank into ruin should remain at the helm of your bank. Therefore, we intend to propose a slate of nominees for election to the Board at the next annual meeting of shareholders. Mr. Robb will be one of our nominees. In addition, we will seek to change the nomination process that has lead to the present stagnation of the Board. If CSB's management is unwilling to recognize our requests, we plan to solicit proxies on behalf of our nominees and in opposition to the incumbent Board members. We will also continue to meet and communication with CSB's shareholders solicit their thoughts and to keep them informed of our progress.

We believe that CSB's Board and management have failed to formulate and implement a business plan and strategy to keep the bank financially sound. The election of independent, highly qualified individuals to serve as directors of CSB would greatly enhance the bank's prospects and provide management with the support necessary to increase profitability and maximize shareholder value. We believe that CSB can flourish as an independent bank and continue to serve our community under proper leadership.

We have summarized above our present intentions relating to CSB. However, we may modify our proposals and intentions based upon developments in the bank's business, discussions with management, actions of management or changes in market or other conditions. In addition, if we are successful in obtaining Board representation, we will be in a position to learn more about CSB, which may lead to additional changes, including the possible replacement of executive officers. If we discover any wrongdoing, we intend to pursue, on behalf of CSB's shareholders, all appropriate remedies.

We acquired our shares of CSB over time as an investment. Although we have no present intentions of selling our stock or acquiring additional shares, we will continue to monitor our investment and may sell or purchase additional shares in the open market or in privately negotiated transactions from time to time.

                                 SCHEDULE 13D

CUSIP No. 126 28 R 107                                                        11

Except as described in this report, we have no present plans or intentions that relate to or that would result in any of the transactions described in clauses
(a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

(a) By forming The Committee of Concerned CSB Shareholders for a Better Bank, the Committee members are considered to be a "group," as described in Rule 13d-5(b)(1) of the Exchange Act. Because the Committee is considered a "group," the Committee is deemed to have acquired beneficial ownership, for purposes of (S) 13(d) of the Exchange Act, of all of the CSB shares held by the Committee members, and therefore beneficially owns more than 5% of the outstanding common stock of CSB. In addition, each of the Committee members may be deemed to share indirect beneficial ownership of the CSB shares owned by each of the other Committee members because of the formation of the Committee. However, each of the Committee members disclaim any indirect beneficial ownership of shares owned by the other members resulting solely from the existence of the Committee.

     Based on CSB's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, there are 2,624,375 shares of CSB's common stock outstanding. The number and percentage of shares beneficially owned by the Committee members and the percentage of CSB's outstanding shares is as follows:

                                          Shares              Percentage

     Richard G. Elliott                      126,000                4.8%

     Ted W. DeHass                             2,744                0.1%

     Don E. Sprankle                      3,266.9263                0.1%

     Jeffery A. Robb, Sr.                        100              0.004%

     Gloria J. Miller                         12,812                0.5%

     Darwin L. Snyder                    17,219.6685                0.7%

     Victor R. Snyder                         70,894                2.7%
                                   -----------------       ------------
     The Committee                      233,036.5948                8.9%
                                   =================       ============

(b) Mr. Elliott owns 3,900 of his shares jointly with his mother, Catherine L. Elliott. 2,156.9711 of the shares beneficially owned by Mr. Sprankle are held by his wife, Arlene L. Sprankle. 20.9218 of the shares beneficially owned by Darwin Snyder are held jointly with his daughter, Brianna D. Snyder, and 231.3922 of the shares are held by his wife, Joan C. Snyder. Victor Snyder owns all of his shares jointly with his wife, Mosella K. Snyder. Otherwise, each of the Committee members has the sole power to vote and to dispose, or to direct the disposition of, his or her shares of CSB stock.

(c) None of the Committee Members has effected any transactions in CSB's stock during the past 60 days.

                                 SCHEDULE 13D

CUSIP No. 126 28 R 107                                                        12

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of CSB stock held by any of the Committee Members.


Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Messrs. Elliott, DeHass, Sprankle, Robb, D. Snyder, V. Snyder and Ms. Miller have formed a shareholder committee as more fully described in Item 4 above.


Item 7.  Materials to be Filed as Exhibits

Exhibit 1.  Agreement of Joint Filing

                                 SCHEDULE 13D

CUSIP No. 126 28 R 107                                                        13

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 11, 2001                    /s/ Richard G. Elliott
                                        ---------------------------------------
                                        Richard G. Elliott


Dated: June 11, 2001                    /s/ Ted W. DeHass
                                        ---------------------------------------
                                        Ted W. DeHass


Dated: June 11, 2001                    /s/ Don E. Sprankle
                                        ---------------------------------------
                                        Don E. Sprankle


Dated: June 11, 2001                    /s/ Jeffery A. Robb, Sr.
                                        ---------------------------------------
                                        Jeffery A. Robb, Sr.


Dated: June 11, 2001                    /s/ Gloria J. Miller
                                        ----------------------------------------
                                        Gloria J. Miller


Dated: June 11, 2001                    /s/ Darwin L. Snyder
                                        ---------------------------------------
                                        Darwin L. Snyder


Dated: June 11, 2001                    /s/ Victor R. Snyder
                                        ---------------------------------------
                                        Victor R. Snyder